Exhibit 99.1

ASM International N.V.

ASM International N.V. Announces Multiple Orders for its Epsilon® 2000

Series of Epitaxial Reactors

Record deliveries expected for 200mm epitaxial tools in Q1 2007

BILTHOVEN, The Netherlands, November 9, 2006 – ASM International, N.V. (NASDAQ: ASMI, and Euronext Amsterdam: ASM) today announced that its subsidiary, ASM America, Inc. recently received sizeable orders for its 200mm Epsilon® 2000 epitaxial reactors that included orders from one customer exceeding US$10 million. These orders demonstrate the continuing market demand for ASM’s epitaxial process technology for high volume manufacturing at 200mm and below.

Dr. Armand Ferro, ASM’s Business Unit Manager for epitaxial products, stated, “The expected 200mm tool deliveries in Q1 2007 alone will break a previous quarterly record for the number of tools shipped set in the banner year 2000.” The Epsilon 2000 orders are spread throughout our worldwide installed base, with the US and Asia each accounting for 35% of the total 200mm orders, and Japan and Europe splitting the balance.

“These orders illustrate the advantage of our Epsilon product line strategy in developing a high performance reactor with the lowest cost-of-ownership to serve a wide array of device applications, including Bipolar and BiCMOS product categories,” continued Dr. Ferro. “The flexibility of the basic Epsilon platform makes it the ideal tool in both developing and growth markets around the world, including the expanding market for telecommunications and automotive applications. As we continue to service those markets, we expect ASM’s installed base to exceed 600 Epsilon 2000 tools in Q1 of 2007, and grow steadily in the years ahead.”

About ASM International

ASM International N.V. and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. The company provides production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s web site at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics, and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

Contacts:

Mary Jo Dieckhaus	Erik Kamerbeek
Investor Relations	Investor Relations
+1 212-986-2900	+ 31 30 229 8500
MaryJo.Dieckhaus@asm.com	erik.kamerbeek@asm.com

Willem Vermeulen

Corporate Marketing

+31 30 229 8551

willem.vermeulen@asm.com